3501 County Road 6 East
Elkhart, IN 46514
(574) 535-1125
(574) 217-0358 (Fax)

February 7, 2017

Via EDGAR

Ms. Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E. -- Mail Stop 3561
Washington D.C. 20549

Re:	LCI Industries
File No. 001-13646
Form 8-K furnished November 18, 2016

Dear Ms. Raminpour:

We are writing in response to your letter dated January 25, 2017 regarding the Staff’s comments with respect to the above-referenced reports of LCI Industries (formerly known as Drew Industries Incorporated (the “Company”)). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 8-K furnished November 18, 2016

1.
We note from the 8-K that your CFO, Brian Hall, is stated to be a Certified Public Accountant. However, we note from the website www.CPAverify.com that Mr. Hall is no longer licensed as a CPA. In this regard, please advise us of the status of Mr. Hall’s CPA licensure or alternatively, please revise the Form 8-K to correct this error.

We appreciate you bringing this to our attention, as we were unaware of the expiration of the license. Mr. Hall has submitted the required paperwork with the State of Indiana to update his status and paid the past due fees. We have been advised that the board of the Indiana Professional Licensing Agency will next meet at the end of March 2017, at which time we expect the submission will be approved and Mr. Hall’s status updated on the website www.CPAverify.com. Mr. Hall’s biography, which will be included in our Annual Report on Form 10-K, will reflect his correct status as of the date of filing.

Website: www.lci1.com

We hope that the response above has addressed the Staff’s comment. If you have any questions regarding our response, please contact the undersigned at (574) 312-6978, or Robert A. Kuhns, the Company’s Chief Legal Officer at (574) 312-7499. The Company will furnish any additional information and materials that you require.

Sincerely,

/s/ Brian M. Hall
Brian M. Hall
Chief Financial Officer

Website: www.lci1.com